UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement

On January 30, 2026, XCHG Limited (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, American depositary shares (“ADSs”), each representing 40 of the Company’s Class A ordinary shares, par value $0.00001 per share.

The offer and sale from time to time of ADSs pursuant to the Sales Agreement will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-292266) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2025 and declared effective by the SEC on January 29, 2026, as supplemented by a prospectus supplement filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) on January 30, 2026, relating to the offer and sale of up to an aggregate of $12,800,000 in ADSs.

The Company is not obligated to sell any ADSs under the Sales Agreement. Upon delivery of a written notice from the Company and subject to the terms and conditions of the Sales Agreement and such written notice, the Sales Agent may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. The Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations, and the rules of The Nasdaq Global Market, to sell ADSs pursuant to the Sales Agreement from time to time.

The Sales Agreement will terminate upon the earliest of (a) the sale of all of the ADSs and (b) the termination of the Sales Agreement in accordance with the terms and conditions set forth therein. The Company has agreed to pay the Sales Agent an amount equal to 3.0% of the aggregate gross proceeds from each sale of ADSs by the Sales Agent pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agent. Additionally, the Company has agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ADSs thereunder. The Sales Agent’s obligations to sell ADSs under the Sales Agreement are subject to satisfaction of certain conditions, including customary closing conditions.

The Company intends to use the proceeds from any sales under the Sales Agreement for working capital and general corporate purposes, which include financing the Company’s research and development, operations and capital expenditures.

The foregoing description of the Sales Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Sales Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities nor will there be any sale of ADSs or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ADSs is filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292266) filed with the SEC.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Maples and Calder (Hong Kong) LLP.
10.1*	Sales Agreement, dated as of January 30, 2026, by and between XCHG Limited and A.G.P./Alliance Global Partners.
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).

* Certain personal information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: January 30, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou
Title: Chief Executive Officer